EDGAR Submission Header Summary

Submission Type	**8-K**
Live File	**on**
Return Copy	**on**
Submission Contact	**Jennifer C. Ackart**
Submission Contact Phone Number	**727-567-4303**
Exchange	**NYSE**
Confirming Copy	**off**
Filer CIK	**0000720005**
Filer CCC	**xxxxxxxx**
Period of Report	**11/20/08**
Item IDs	**8.01**
Notify via Filing website Only	**off**
Emails	**lisa.williford@raymondjames.com**
	doug.krueger@raymondjames.com
	jennifer.ackart@raymondjames.com

Documents

8-K	**k8112008.htm**
	8k
EX-99.1	**ex99.htm**
	press release/CPP application
GRAPHIC	**logo.jpg**
	logo
8-K	**submissionpdf.pdf**
	pdf

Module and Segment References

SEC EDGAR XFDL Submission Header


```
<?xml version="1.0"?>
<XFDL version="5.0.0">
        <page sid="PAGE1">
                <combobox sid="SubTable_submissionType_"><value>8-K</value></combobox>
                <radio sid="SubTable_live_"><value>on</value></radio>
                <check sid="SubFlag_returnCopyFlag_"><value>on</value></check>
                <field sid="SubContact_contactName_"><value>Jennifer C. Ackart</value></field>
                <field sid="SubContact_contactPhoneNumber_"><value>727-567-4303</value></field>
                <popup sid="SubSro_sroId_"><value>NYSE</value></popup>
                <check sid="SubFlag_confirmingCopyFlag_"><value>off</value></check>
                <field sid="SubFiler_filerId_"><value>0000720005</value></field>
                <field sid="SubFiler_filerCcc_"><value>sjm2a$jw</value></field>

                <field sid="SubTable_periodOfReport_"><value>11/20/08</value></field>
                <combobox sid="SubItem_itemId_"><value>8.01</value></combobox>
                <combobox sid="SubTable_itemSubmissionType_"><value></value></combobox>
        </page>
        <page sid="PAGE2">
                <field sid="SubDocument_conformedName_"><value>k8112008.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_"><value>8-K</value></combobox>
                <field sid="SubDocument_description_"><value>8k</value></field>
                <data sid="data1"><filename>k8112008.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_1"><value>ex99.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_1"><value>EX-99.1</value></combobox>
                <field sid="SubDocument_description_1"><value>press release/CPP application</value></field>
                <data sid="data2"><filename>ex99.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_2"><value>logo.jpg</value></field>
                <combobox sid="SubDocument_conformedDocumentType_2"><value>GRAPHIC</value></combobox>
                <field sid="SubDocument_description_2"><value>logo</value></field>
                <data sid="data3"><filename>logo.jpg</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_3"><value>submissionpdf.pdf</value></field>
                <combobox sid="SubDocument_conformedDocumentType_3"><value>8-K</value></combobox>
                <field sid="SubDocument_description_3"><value>pdf</value></field>
                <data sid="data4"><filename>submissionpdf.pdf</filename><mimedata /></data>
        </page>
        <page sid="PAGE3">
                <check sid="SubFlag_overrideInternetFlag_"><value>off</value></check>
                <field sid="SubInternet_internetAddress_"><value>lisa.williford@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_1"><value>doug.krueger@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_2"><value>jennifer.ackart@raymondjames.com</value></field>
        </page>
</XFDL>
```

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 and 15(d) of the
Securities Exchange Act of l934

November 20, 2008
Date of report (date of earliest event reported)

Raymond James Financial, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	**59-1517485**
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33702
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events

The Company made a press release regarding its application to participate in the U.S. Treasury Department's Capital Purchase Program. That release is furnished as an exhibit to this report.

Item 9.01 Financial Statements and Exhibits

(d) The following are filed as exhibits to this report:

Exhibit No.

99.1 Press release dated November 20, 2008 issued by Raymond James Financial, Inc. This exhibit is furnished and not filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: November 21, 2008

By: /s/ Thomas A. James
        Thomas A. James
        Chairman and Chief Executive Officer

By: /s/ Jeffrey P. Julien
        Jeffrey P. Julien
        Senior Vice President - Finance
        and Chief Financial Officer

Exhibit 99.1



November 20, 2008   FOR IMMEDIATE RELEASE

RAYMOND JAMES APPLIES TO PARTICIPATE
IN CAPITAL PURCHASE PROGRAM

ST. PETERSBURG, Fla. – Raymond James Financial, Inc. (NYSE-RJF) confirmed today that the company has applied to participate in the sale of preferred shares to the U.S. Treasury Department pursuant to the Capital Purchase Program (CPP) portion of the Emergency Economic Stabilization Act.

"We have applied for the Capital Purchase Program," said Thomas A. James, chairman and CEO, "as a replacement for our previous and current unsecured credit lines and as a means of obtaining additional capital in these times of economic crisis, particularly in the financial services sector."

About Raymond James Financial

Raymond James Financial (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its three wholly owned broker/dealers (Raymond James & Associates, Raymond James Financial Services and Raymond James Ltd.) and Raymond James Investment Services Limited, a majority-owned independent contractor subsidiary in the United Kingdom, have a total of more than 5,000 financial advisors serving approximately 1.8 million accounts in more than 2,200 locations throughout the United States, Canada and overseas. In addition, total client assets are approximately $187 billion, of which $33 billion are managed by the firm's asset management subsidiaries.

To the extent that Raymond James makes or publishes forward-looking statements (regarding federal government assistance programs for financial institutions and other matters), a variety of factors, many of which are beyond Raymond James' control, could cause actual results and experiences to differ materially from expectations expressed in these statements. These factors are described in Raymond James' 2007 annual report on Form 10-K and quarterly reports on Form 10-Q which are available on raymondjames.com and sec.gov.

- 30 -

For additional information, please contact Anthea Penrose at 727-567-2824.
Please visit the Raymond James Press Center at <u>www.raymondjames.com/media</u>